June 3, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Diffusion Pharmaceuticals Inc.
Registration Statement on Form S-1
File No. 333-238818

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Diffusion Pharmaceuticals Inc. (the “Registrant”) hereby respectfully requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 3:00 p.m. EST on June 5, 2020, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of David Rosenthal and Curtis Weber of Dechert LLP, counsel to the Registrant, to make such request on its behalf.

Very truly yours, DIFFUSION PHARMACEUTICALS INC.

/s/ David G. Kalergis
David G. Kalergis
Chief Executive Officer